Exhibit 99.3

Telkom SA Limited
Registration number: 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897
(“Telkom”)

Group interim results for the six months ended September 30, 2003

Group highlights

Telkom SA Limited, South Africa’s largest communications group announces interim results for the six months ended September 30, 2003.

•	171.1% growth in interim headline earnings per share to 335.9 cents

•	Group EBITDA margin expansion to 37.8%

•	24.9% reduction in group capital expenditure

•	Strong interim group operating free cash flow of R3.9 billion

•	Group net debt to equity ratio of 85.1%

•	Fixed-line data revenue growth of 17.1%

•	Vodacom’s other African customer growth of 98.1%

•	Interim dividend payment of 90.0 cents per share

Chief Executive Officer’s statement

Sizwe Nxasana, Chief Executive Officer said:

“The Group has delivered an excellent performance across all areas of our business with financial results exceeding our expectations. We continue to benefit from the exceptional customer growth in our mobile business and the margin expansion and strong growth of cash generation in the fixed-line business.

In the period under review, we have successfully grown our revenue in selected markets by expanding our integrated product and service offerings; we have increased profitability and cash flows through strict cost discipline. Telkom has significantly reduced indebtedness and are pleased to be reinstating our dividend policy.”

Operational review

The six months under review saw the continued delivery on group financial targets, yielding results ahead of expectations. Significant progress has been made in improving the competitiveness of the fixed-line business by streamlining the cost structures and increasing employee efficiencies, with resultant improvements to the customer experience. The Group has continued to benefit from the strong growth in the mobile business in South Africa and other African countries.

Fixed-line

The fixed-line segment delivered solid revenue growth, driven largely by data volume growth. Margin expansion was achieved through a strong focus on cost cutting, improving productivity, and enhancing the segment’s competitiveness. Capital expenditure has been further reduced, with future investment focused in areas that drive revenue growth and efficiencies.

In the period under review, good growth was achieved in value-added services, with these services penetrating 58% of the residential customer base. In particular, there has been a strong take-up of products such as ADSL, residential ISDN and basic voicemail. Prepaid revenue growth remained strong, although growth in prepaid customers slowed to 4% due to a clean up of all inactive customers. Prepaid distribution was further improved through signing contracts with groups such as Standard Bank, First National Bank and Vodacom.

The Group continued to make great strides in its strategy of becoming the data service provider of choice, with several new product launches such as VPN Supreme, a dedicated IP service, CyberTradeMall and TelkomInternet powered by Satellite. Telkom has started an intensive WiFi feasibility study, having commissioned the first few hotspots in a pilot programme that will include 100 sites around South Africa. The data business was further improved through additional business sales force training, system upgrades and improved key account management.

Operational efficiency enhancements gained momentum, with the successful rollout of workforce management by the Operational Support Systems (OSS) organisation. Fixed-line reduced costs, excluding depreciation and amortisation, by R536 million mainly through reductions in payments to other operators, materials and maintenance, property management costs, operating leases and employee expenses. Fixed-line employees were reduced by 11% through a controlled and responsible retrenchment programme and increased employee productivity was reflected in growth to 142 lines per employee (September 30, 2002: 129).

Mobile

Vodacom again delivered excellent results and maintained its market leadership position despite increased competition. Vodacom achieved 20% growth in customers in South Africa, record gross connections of 2.2 million and contract churn of 11%. Vodacom made good progress in the realisation of its African strategy, reflecting a 98% increase in customers to over 1 million and remains strongly positioned for further African expansion.

Having cleared several regulatory hurdles, Vodacom is planning to launch as the second licensed mobile operator in Mozambique in December 2003. Vodacom is also currently considering a proposed investment in Nigeria’s second largest mobile operator, which may see it entering this rapidly expanding market.

Vodacom repaid its shareholder loans of R920 million (Telkom share: R460 million) in June 2003, and paid an interim dividend of R600 million (Telkom share: R300 million) in September 2003.

Regulatory developments

On July 15, 2003, the Department of Communications communicated their plans to introduce a Convergence Act that will provide a licensing and regulatory framework for a converged telecommunications, broadcasting and information technology industry. This will supplement or replace current sector-specific legislation. No formal timeline for the tabling in Parliament of the new legislation has been communicated, but Government will continue to interact with the industry in its development. On November 4, 2003, the Minister of Communications announced her intention to licence the second national operator (SNO) within eight weeks. The license will be issued to an entity consisting of an integrated 30% of state-owned enterprises Transtel and Eskom, 19% to the empowerment consortium, Nexus Connexion and 51% to a suitable investor to be identified. On November 12, 2003 Government tabled in Parliament a proposed amendment to the Telecommunications Act to define the multi-media and carrier-of-carriers licensee Sentech as a public operator. On November 14, 2003, Telkom filed its fixed-line average tariff adjustments of 2.7% effective from January 2004 with ICASA.

BEE achievements

Black Economic Empowerment (BEE) is an important business imperative for Telkom, with procurement forming the cornerstone of its strategy. The Group’s BEE procurement programme involved more than R5 billion in the 2003 financial year and is based on empowering small and medium businesses through a developed sustainable procurement programme.

The Group considers itself a leader in a number of BEE strategic initiatives in South Africa and has been actively involved in the development of the ICT BEE Charter. Telkom’s commitment to BEE and corporate social investment as a progressive leader in the ICT sector has been recognised over the last six months through eight awards including the Black Business Quarterly Corporate Social Investment Award, the 2002 Current Achiever Award in the Corporate Category of the Metropolitan Eastern Cape Awards, the Digital Partnership Award, four awards and citations under the Professional Management Review Africa Corporate Care Awards and the African ICT Achiever Award for the most progressive company in the ICT sector.

Financial review

The Group has delivered a strong set of interim financial results demonstrating management’s commitment to meet targets. Group operating revenue increased 9.8% to R20,110 million and operating profit increased 51.2% to R4,250 million for the six months ended September 30, 2003. EBITDA margins during the same period expanded to 37.8% compared to 32.3% in the prior period primarily as a result of the strict cost discipline in the fixed-line business.

Headline earnings per share grew 171.1% to 335.9 cents per share (September 30, 2002: 123.9 cents) and basic earnings per share grew 158.2% to 298.5 cents (September 30, 2002: 115.6 cents). Strong earnings growth was delivered despite the net losses of R561 million (September 30, 2002: R367 million) arising from measuring derivatives at fair value and the relative volatility of the currency during the period.

Net cash from operating activities was R5,771 million which fully covered cash requirements for group capital expenditure of R1,763 million and facilitated the repayment of R3,458 million in net debt. The balance sheet was strengthened with net debt to equity of 85.1% at September 30, 2003.

Impact of the appreciation of the Rand

The appreciation of the Rand is positive for Telkom in the long-term as a significant portion of capital and operating expenditure is denominated in foreign currency. The value of the Rand as measured against the Dollar has appreciated 27.6% in the six month period ended September 30, 2003 to an average of R7.57 per $1.00 from R10.45 per $1.00 in the prior year six month period. While such appreciation negatively impacted Telkom’s international interconnection revenues and the translation of Vodacom’s revenues from international operations, the appreciation of the Rand resulted in savings in foreign denominated operating and capital expenditure and contributed to the improvement in operating margins. Although the strong Rand positively contributed to operating profit, it negatively impacted net reported earnings as a result of the R561 million loss on the net fair value and exchange losses of financial instruments.

Group operating revenue

Group operating revenue increased 9.8% (September 30, 2002: 10.9%) to R20,110 million (September 30, 2002: R18,316 million) in the six months ended September 30, 2003. Fixed-line operating revenue, after inter-segmental eliminations, increased 5.5% (September 30, 2002: 6.5%) primarily due to solid growth in data services and increased traffic revenue. Mobile operating revenue, after inter-segmental eliminations, increased 25.2% (September 30, 2002: 29.9%) primarily due to customer growth.

Group operating expenses

Group operating expenses increased 2.3% (September 30, 2002: 8.0%) to R15,860 million (September 30, 2002: R15,505 million) in the six months ended September 30, 2003 due to increased operating expenses in the mobile segment. This was partially offset by a 2.5% decrease (September 30, 2002: 3.5% increase) in fixed-line operating expenses primarily due to reduced payments to operators, employee expenses and operating leases, partially offset by an increase in depreciation. The increase in mobile operating expenses of 16.4% (September 30, 2002: 27.7%) was primarily due to increased competition resulting in increased incentive costs and expenses to support customer growth. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.

Investment income

Investment income consists of interest received on trade receivables, short-term investments and bank accounts. Investment income increased 71.1% (September 30, 2002: 50.3% decrease) to R260 million (September 30, 2002: R152 million) largely as a result of higher interest received due to surplus cash balances.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges increased 5.2% (September 30, 2002: 3.6% decrease) to R1,871 million (September 30, 2002: R1,779 million) due to a 52.9% increase in group net fair value and exchange losses on financial instruments of R561 million (September 30, 2002: R367 million), partially offset by a 7.2% decrease (September 30, 2002: 0.6% decrease) in interest expense to R1,310 million (September 30, 2002: R1,412 million). The decrease in interest expense was primarily due to lower balances on local loans.

Taxation

Consolidated tax expenses increased 104.6% (September 30, 2002: 121.4%) to R933 million (September 30, 2002: R456 million) in the six months ended September 30, 2003. The consolidated effective tax rate for the six months ended September 30, 2003 was 35.4%

(September 30, 2002: 38.5%). The lower effective tax rate in the six months ended September 30, 2003 was primarily due to a higher proportion of non-deductible expenses in the prior period. The effective tax rate is higher than the statutory tax rate of 30% partly due to Secondary Tax on Companies (STC) payable on dividends declared by Vodacom and Telkom Directory Services.

Net profit and earnings per share

Net profit increased 158.2% (September 30, 2002: 73.6%) to R1,663 million (September 30, 2002: R644 million) in the six months ended September 30, 2003.

Group basic earnings per share increased 158.2% (September 30, 2002: 73.6%) to 298.5 cents (September 30, 2002: 115.6 cents) and group headline earnings per share increased 171.1% (September 30, 2002: 76.5%) to 335.9 cents (September 30, 2002: 123.9 cents).

Group cash flow

Cash flows from operating activities increased 66.7% (September 30, 2002: 4.9%) to R5,771 million (September 30, 2002: R3,462 million) primarily due to increased operational cash flows and decreased interest paid. Cash flows utilised in investing activities decreased 22.8% (September 30, 2002: 32.8% decrease) to R1,893 million (September 30, 2002: R2,453 million) primarily due to the reduction in group capital expenditure.

Funding sources

Solid operating performance across the Group combined with strict cost discipline has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 21.1% to R17,018 million (September 30, 2002: R21,558 million). The balance sheet at September 30, 2003 strengthened, resulting in a net debt to equity ratio of 85.1% from 123.4% at September 30, 2002.

Interest bearing debt decreased 23.9% to R17,540 million (September 30, 2002: R23,050 million) in the six months ended September 30, 2003. In the six months ended September 30, 2003, loans repaid and the increase in net financial assets exceeded loans raised by R3,810 million. The Group’s repayments in the six months ended September 30, 2003, included a repayment of R4,311 million of the Telkom TL03 local bond, which was partially financed by the issuing of commercial paper bills amounting to R800 million.

Dividends

The Telkom board of directors has declared a once-off interim dividend of 90.0 cents per share, payable on December 29, 2003. The board aims to pay a progressively increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, the group’s debt level, interest coverage and future expectations, including internal cash flows.

Auditors’ review report

The joint auditors Ernst & Young and KPMG Inc have reviewed the interim condensed consolidated financial statements. Their unqualified review report is available for inspection at the company’s registered office.

Outlook

Going forward, the Telkom Group believes it is well positioned to deliver shareholder returns by focusing on remaining competitive and ensuring increased operational efficiencies and productivity. Customer retention and growth will remain a key priority for the group.

The strength of the Group’s integrated business ensures that we can respond effectively to volatile macro-economic conditions and tap into exciting opportunities that exist in all markets, especially the rest of the African continent.

NE Mtshotshisa Non-executive chairman	SE Nxasana Chief executive officer

November 24, 2003 Johannesburg

Operational data

	Year ended	6 months ended September 30,
	March 31,
	2003	2002	2003	%
Fixed-line
Fixed access lines (thousands)	4,844	4,895	4,812	(1.7)
Revenue per fixed access line (ZAR)	4,989	2,456	2,575	4.8
Total fixed-line traffic (millions of minutes)	32,868	16,441	16,635	1.2
Internet customers	98,690	75,317	111,364	47.9
Managed data network sites	7,729	6,636	7,979	20.2
Full-time, fixed-line employees (excluding TDS and Swiftnet)	35,361	38,009	33,828	(11.0)
Fixed lines per fixed-line employee	137	129	142	10.1
Mobile
Total customers (thousands)	8,647	7,670	9,592	25.5
South Africa Customers (thousands)	7,874	7,130	8,522	19.5
Churn (%)	30.4	30.7	39.1	27.4
Average monthly revenue per customer (ZAR)	183	181	179	(1.1)
Number of employees	3,904	3,845	3,844	–
Number of customers per employee	2,017	1,854	2,217	19.6
Other African countries
Customers (thousands)	773	540	1,070	98.1

Condensed consolidated interim income statement
for the six months ended September 30, 2003

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
	Notes	Rm	Rm	Rm
Operating revenue	2	37,600	18,316	20,110
Other income		234	47	87
Operating expenses
Employee expenses		7,208	3,707	3,646
Payments to other operators		6,185	3,105	2,967
Selling, general and administrative expenses		7,888	3,842	4,366
Services rendered		2,541	1,108	1,122
Operating leases		1,205	684	500
Depreciation and amortisation		6,293	3,106	3,346
Operating profit		6,514	2,811	4,250
Investment income		424	152	260
Profit before finance charges		6,938	2,963	4,510
Finance charges		4,154	1,779	1,871
Profit before tax		2,784	1,184	2,639
Taxation		1,049	456	933
Profit after tax		1,735	728	1,706
Minority interests		105	84	43
Net profit for the year/period		1,630	644	1,663
Basic and diluted earnings per share (cents)	5	292.6	115.6	298.5
Headline earnings per share (cents)	5	314.0	123.9	335.9

Condensed consolidated interim balance sheet
at September 30, 2003

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
	Notes	Rm	Rm	Rm
Assets
Non-current assets		43,233	43,386	41,120
Property, plant and equipment	7	41,046	41,172	39,185
Intangible assets		364	442	352
Investments		1,086	867	1,203
Deferred taxation	8	737	905	380
Current assets		9,921	11,195	9,887
Inventories		621	887	584
Trade and other receivables		6,110	6,163	6,312

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
	Notes	Rm	Rm	Rm
Short-term investment		26	–	48
Income tax receivable		276	237	–
Other financial assets		1,771	2,823	1,234
Cash and cash equivalents	9	1,117	1,085	1,709
Total assets		53,154	54,581	51,007
Equity and liabilities Capital and reserves		18,348	17,475	19,987
Share capital and premium	10	8,293	8,293	8,293
Non-distributable reserves		(11)	112	38
Retained earnings		10,066	9,070	11,656
Minority interests		194	214	207
Non-current liabilities		20,504	21,340	17,112
Interest bearing debt	11	16,346	17,097	12,857
Finance leases		1,107	1,047	1,124
Deferred taxation	8	497	523	641
Provisions		2,554	2,673	2,490
Current liabilities		14,108	15,552	13,701
Trade and other payables		5,229	6,025	4,630
Current portion of interest bearing debt	11	4,677	5,953	4,683
Current portion of finance leases		7	5	10
Deferred income		1,030	838	1,083
Income tax payable		177	76	159
Other financial liabilities		567	–	475
Current portion of provisions		2,141	1,291	1,849
Credit facilities utilised	9	280	1,364	812
Total equity and liabilities		53,154	54,581	51,007

Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2003

	Audited	Reviewed	Reviewed
	March 31,	September 30,	September 30,
	2003	2002	2003
	Rm	Rm	Rm
Balance at April 1	16,832	16,832	18,348
Net profit for the year/period	1,630	644	1,663
Fair value adjustment on investments	(37)	(22)	7
Foreign currency reserve	(121)	(23)	(31)
Share issue expenses	44	44	–
Balance at March 31/September 30	18,348	17,475	19,987

Condensed consolidated interim cash flow statement
for the six months ended September 30, 2003

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
	Note	Rm	Rm	Rm
Operating activities		9,748	3,462	5,771
Cash receipts from customers		37,494	18,021	19,896
Cash paid to suppliers and employees		(25,431)	(13,980)	(13,640)
Cash generated from operations		12,063	4,041	6,256
Investment income		384	152	259
Finance charges paid		(2,776)	(1,168)	(549)
Dividends paid		(25)	–	(26)
Taxation refunded/(paid)		102	437	(169)
Investing activities		(5,731)	(2,453)	(1,893)
Expenditure to maintain operations
Proceeds on disposal of investments, property, plant and equipment		193	2	9
Proceeds on disposal of subsidiaries and joint ventures		16	–	–
Additions to property, plant and equipment		(5,671)	(2,346)	(1,763)
Additions to intangible assets		–	–	(54)
Additions to other investments		(269)	(109)	(85)
Financing activities		(3,026)	(1,178)	(3,810)
Listing costs		(154)	–	–
Loans raised		9,117	7,599	1,619
Loans repaid		(11,526)	(8,614)	(5,077)
Finance lease raised		5	2	–
Increase in net financial assets		(468)	(165)	(352)
Net increase/(decrease) in cash and cash equivalents		991	(169)	68
Net cash and cash equivalents at beginning of the year		(98)	(98)	837
Effect of foreign exchange rate differences		(56)	(12)	(8)
Net cash and cash equivalents at end of the year/period	9	837	(279)	897

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2003

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 (Interim Financial Reporting) and comply with the South African Companies Act, 1973. The accounting policies of the Group applied in the presentation of the interim financial statements for the six month period ended September 30, 2003 are consistent with those applied in the financial statements for the year ended March 31, 2003.

The preparation of the condensed consolidated interim financial statements requires Telkom’s management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The results of the interim period are not necessarily indicative of the results for the entire year.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm

2.	Operating revenue	37,600	18,316	20,110
	Fixed line	29,199	14,355	15,151
	Mobile	8,401	3,961	4,959
	Fixed line	29,199	14,355	15,151
	Subscriptions, connections and other usage	4,595	2,239	2,466
	Traffic	18,001	8,911	9,221
	Domestic (local and long distance)	9,178	4,510	4,907
	Fixed to mobile	7,539	3,770	3,658
	International (outgoing)	1,284	631	656
	Interconnection	1,598	825	647
	Data	4,265	1,996	2,351
	Directories and other	740	384	466

3.	Restructuring expenses (included in employee expenses)	244	169	120

The Group recognises the cost of restructuring charges associated with management’s plan to right skill and align the size of its workforce to a comparable level for world-class telecommunication companies.

The total number of employees affected by the restructuring is 694 (September 30, 2002: 498 and a further 1,193 notified, March 31, 2003: 2,124). These employees include operating personnel,

product development and corporate staff.

4.	Impairment and write-off of property, plant and equipment (included in selling, general and administrative expenses)	205	16	259

During the period, the Group raised an impairment provision of R149m on an earth station. This asset was developed to route traffic between the Public Switch Telecommunication Network (“PSTN”) of Telkom and the Satellite Access Node (“SAN”) of a satellite company.

The satellite company has not met its current outstanding financial obligations to Telkom and management is of the opinion that no future payments will be received. Management has assessed the asset and it appears unlikely that there will be future economic benefits flowing to the Company.

Additionally the Group incurred property, plant and equipment write-offs, as these assets are no longer in service.

5. Earnings per share

Basic and diluted earnings per share

The calculation of earnings per share is based on net profit for the period/year of R1,663m (September 30, 2002: R644m, March 31, 2003: R1,630m) and ordinary shares in issue of 557,031,819 (September 30, 2002: 557,031,819, March 31, 2003: 557,031,819).

Headline earnings per share

The calculation of headline earnings per share is based on headline earnings of R1,871m (September 30, 2002: R690m, March 31, 2003: R1,749m) and 557,031,819 (September 30, 2002: 557,031,819, March 31, 2003: 557,031,819) ordinary shares issued.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm
5.	Earnings per share (continued)
	Reconciliation between earnings and headline earnings:
	Earnings as reported Adjustments:	1,630	644	1,663
	Net profit on disposal of investments, property, plant and equipment	(104)	(7)	(9)
	Property, plant and equipment impairment and write-offs	189	–	259
	Goodwill amortisation	73	36	35
	Goodwill impairment	16	16	–
	Tax and outside shareholder effects	(55)	1	(77)
	Headline earnings	1,749	690	1,871
	Basic and diluted earnings per share (cents)	292.6	115.6	298.5
	Headline earnings per share (cents)	314.0	123.9	335.9
6.	Net asset value per share (cents)	3,293.9	3,137.2	3,588.1
	The calculation of net asset value per share is based on net assets of R19,987m (September 30, 2002:
	R17,475m, March 31, 2003:
	R18,348m) and 557,031,819 (September 30, 2002: 557,031,819 March 31, 2003: 557,031,819) issued shares.
7.	Property, plant and equipment
	During the period the Group acquired property, plant and equipment of R1,763m. A major portion of this expenditure relates to network modernisation.
8.	Deferred taxation	240	382	(261)
	Deferred tax assets	737	905	380
	Deferred tax liabilities	(497)	(523)	(641)
	The higher taxable income in the current period resulted in the Group reducing its tax losses, thus utilising a portion of the deferred tax asset.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm
9.	Net cash and cash equivalents	837	(279)	897
	Cash and bank balances	916	1,085	648
	Short-term deposits	201	–	1,061
	Cash shown as current assets	1,117	1,085	1,709
	Credit facilities utilised	(280)	(1,364)	(812)
	Undrawn borrowing facilities
	General banking facilities	3,018	2,200	2,468
	The general banking facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.
	Borrowing capacity
	The directors may exercise all of Telkom’s powers to borrow money and to mortgage or encumber Telkom’s property or any part thereof and to issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or of any third party. For this purpose the borrowing powers of the directors are unlimited.
10.	Number of shares in issue
	557,031,817 (September 30, 2002:
	557,031,819; March 31, 2003: 557,031,817) ordinary shares of R10 each.
	1 (September 30, 2002: Nil, March 31, 2003: 1) Class A ordinary share of R10
	1 (September 30, 2002: Nil; March 31, 2003: 1) Class B ordinary share of R10
11.	Interest bearing debt (excluding finance leases)
	Current portion of interest bearing debt	4,677	5,953	4,683
	Local debt	4,527	5,892	4,356
	Foreign debt	150	61	327
	Long-term portion of interest bearing debt	16,346	17,097	12,857
	Local debt	11,473	11,011	8,438
	Foreign debt	4,873	6,086	4,419

11. Interest bearing debt (excluding finance leases)

Movement in borrowings for the six months ended September 30, 2003

Facility

Vodacom Congo (RDC) obtained revolving credit facilities totalling R134m (Group share: R67m).

Repayments

The TL03 locally registered bond with a nominal value of R4,311m at March 31, 2003 was redeemed on September 30, 2003. The redemption was financed by cash flows from operations and the issuing of R800m (nominal value) of commercial paper bills.

A total of R48m was repaid by Vodacom Tanzania Limited and Vodacom Congo (RDC) s.p.r.l relating to the extended credit facilities.

Refinancing of current portion of interest-bearing debt.

The refinancing of R4,683m of the current portion of interest bearing debt will depend on the market circumstances at the time of repayment. Management believes that sufficient funding facilities will be available at the date of refinancing.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm
12.	Commitments
	Capital commitments authorised	5,929	6,670	4,665
	Fixed line	4,977	4,901	3,152
	Mobile	952	1,769	1,513
	Commitments against authorised capital expenditure	435	2,793	1,130
	Fixed line	104	1,852	227
	Mobile	331	941	903
	Authorised capital	5,494	3,877	3,535
	expenditure not yet committed
	Fixed line	4,873	3,049	2,925
	Mobile	621	828	610

Management expects these commitments to be financed from internally generated cash and other borrowings.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm
13.	Contingencies
	Contingent liabilities
	Third parties	161	29	98
	Guarantee of employee housing loans	192	175	184

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.

Guarantee of employee housing loans

Telkom guarantees to settle a certain portion of employees’ housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payment can be made to the employee.

Supplier dispute

Expenditure of R594m was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the Company wrote off R119m of this investment in the fixed-line business. Following an assessment of the viability of the project, the balance of the Telcordia assets were written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130m plus interest at a rate of 15,50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. On November 5, 2002, Telkom brought an application in the High Court in South Africa to review the partial award. The hearing of the review application commenced on August 11, 2003 and is presently ongoing. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial ruling, which petition Telkom has successfully resisted. Telcordia, however, have since filed a notice to appeal. The arbitration proceeding and the amount of Telkom’s liability are not expected to be finalised until December 2003. Telkom had provided US$47m (March 31, 2003: US$44m) for its estimate of probable liabilities, which include interest and legal fees at September 30, 2003.

Site restoration costs

The Group has an obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.

13. Contingencies (continued)

The Group exposure is 50% of the following item:

Vodacom Congo (RDC) s.p.r.l

The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l., (“Vodacom Congo”), which commenced business on December 11, 2001. This investment is governed by a shareholders’ agreement, which provides the other shareholder with certain protective and participating rights and therefore, in terms of IAS 31: “Accounting for interest in Joint Ventures”, Vodacom Congo may not be consolidated as a subsidiary as it is considered to be a joint venture resulting in it being proportionally consolidated in the condensed consolidated interim financial statements for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003.

Vodacom, in terms of the shareholders’ agreement, is ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders’ agreement also gives Vodacom the right to appoint management and the majority of the Board of the Company. Vodacom also has a management agreement to manage the company on a day-to-day basis. Currently Vodacom Congo is incurring losses, which are expected to continue in the short term. The 49% portion attributable to the other joint venture partner in respect of the liabilities and losses as at September 30, 2003 and 2002 and March 31, 2003 were as follows:

	Audited	Reviewed	Reviewed
	March 31,	September 30,	September 30,
	2003	2002	2003
	Rm	Rm	Rm
Net accumulated loss	(186)	(87)	(294)
Total liabilities	(522)	(384)	(783)
Total assets	658	714	848
Preference shares	(368)	(368)	(368)

Negative working capital ratio

At each of the financial periods ended September 30, 2003, September 30, 2002 and for the year ended March 31, 2003 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities, including the short-term portion of long-term debt, are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm

14.	Segment information
	The intercompany transactions are reflected as net and are thus eliminated against segment results
	Business segment
	Consolidated revenue	37,600	18,316	20,110
	Fixed line	29,635	14,563	15,372
	Mobile	9,890	4,720	5,647
	Elimination	(1,925)	(967)	(909)
	Consolidated operating profit	6,514	2,811	4,250
	Fixed line	4,348	1,894	3,025
	Mobile	2,166	920	1,225
	Elimination	–	(3)	–
	Consolidated investment income	424	152	260
	Fixed line	730	183	541
	Mobile	36	8	30
	Elimination	(342)	(39)	(311)
	Consolidated finance charges	4,154	1,779	1,871
	Fixed line	3,758	1,660	1,703
	Mobile	438	158	179
	Elimination	(42)	(39)	(11)
	Consolidated taxation	1,049	456	933
	Fixed line	449	194	547
	Mobile	600	262	386

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm

14.	Segment information (continued)
	Other segment information
	Capital expenditure for property, plant and equipment	5,712	2,346	1,763
	Fixed line	4,013	1,487	1,199
	Mobile	1,699	859	564
15.	Related parties
	With joint venture:
	Vodacom Group (Proprietary) Limited
	Related party balances
	Trade receivable	35	41	41
	Trade payable	(253)	(272)	(248)
	Related party transactions
	Income	(436)	(208)	(221)
	Expenses	1,489	759	688
	Audit fees – IPO related fees	14	–	–
	IPO costs	25	–	–
	Interest received	(42)	(20)	(11)

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2003	2002	2003
		Rm	Rm	Rm
15.	Related parties
	With shareholder:
	Thintana Communications LLC
	Management fees	273	154	104
	With government:
	Revenue	(1,606)	(888)	(925)
	Trade receivable	193	134	223
	With employees:
	Other receivable	126	170	112

With affiliate of director:

Ms Nomazizi Mtshotshisa, Chairman of the Board of directors at September 30, 2003 and is director of Beslyn Investments, a company that has a contract to supply Telkom with protective clothing to the value of R4m for the period ended September 30, 2003.

Mr Tlhalefang Sekano is a director of the Board of directors at September 30, 2003 and is chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security has an interest in Telesafe Security, a security company that provides physical security services at Telkom premises to the value of R17m for the period ended September 30, 2003.

16. Comparative figures

Certain comparative figures for September 30, 2002 have been restated in accordance with the March 31, 2003 financial statements classification and presentation.

17. Subsequent events

Swiftnet (Proprietary) Limited

On October 20, 2003 Telkom invited bids from empowerment groups to purchase a 30% stake in Swiftnet (Proprietary) Limited, its wholly-owned subsidiary.

Restructuring

As part of Telkom’s restructuring plan, 280 employees accepted voluntary severance packages, at a cost of R33m. The management plan to right skill and align the size of the workforce was only authorised by management and the union on October 10, 2003.

17. Subsequent events (continued)

Vodacom Mozambique S.A.R.L

Vodacom Mozambique S.A.R.L was issued its GSM licence on August 23, 2003. The licence being the only asset of the company, was capitalised on date of acquisition. Although the company was registered on August 14, 2002 no share capital has been issued to date as the shareholder’s agreement is still in the process of being finalised.

Vodacom International Limited will subsequent to the finalisation of the shareholder’s agreement have a controlling interest in the company. The company has not formally started with operational activities at September 30, 2003, but is expected to be operational by December 2003.

Service providers

Vodacom Group (Proprietary) Limited has mad offers to acquire Vodacom customers from its independent service providers. Certain of these offers have been accepted pending the fulfillment of various suspensive conditions, including the approval from the Competition Commission in terms of the Competition Act of 89, 1998.

Econet Wireless Nigeria Limited (“EWN”)

Vodacom International Limited was invited by EWN to acquire a controlling equity interest in the company earlier this year. Vodacom responded to the invitation by the EWN board by making an offer subject to a successful financial and legal due diligence. The EWN board and shareholders accepted this offer.

Vodacom is currently engaged in financial and legal due diligence before the transaction can proceed. This due diligence work is not as yet complete. Should this due diligence reveal any financial or legal obstacle in pursuing the proposed transaction, Vodacom’s position will be re-evaluated.

Dividends

The Telkom board of directors has declared a once-off interim dividend of 90.0 cents per share, payable on December 29, 2003. The board aims to pay a progressively increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, the group’s debt level, interest coverage and future expectations, including internal cash flows.

Other matters

The directors are not aware of any other matter or circumstance since September 30, 2003, not otherwise dealt with in the condensed consolidated interim financial statements, which significantly affects the financial position of the Group and the results of its operations.

Company registered office
Telkom SA Limited
1991/005476/06
Telkom Towers North
152 Proes Street
Pretoria, 0002
South Africa
Private Bag X881
Pretoria, 0001

Board of Directors
NE Mtshotshisa (Chairman)
SE Nxasana (CEO)

SM McKenzie (COO)*
CK Tan (CSO)#
JP Klug*
Tan Sri Dato’Ir Md Radzi Mansor#
RP Menell
MP Moyo
TA Sekano
CL Valkin
TG Vilakazi
VV Mashale (Company Secretary)

•	American # Malaysian

Sponsor
UBS Securities South Africa (Proprietary) Limited

www.telkom.co.za

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item 3 of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations